For Immediate Release                  For Further Information:
Tuesday, October 14, 1997              Jeff Francis, President and CEO
                                       Terri Liutkus, Treasurer and CFO
                                       330/726-3396 - telephone
                                       330/758-1356 - telecopier

 FFY Financial Corp. Reports 1st Quarter Net Income, Plans to Offer Expanded
      Services, Regular Dividend Increase and Stock Repurchase Program

      Youngstown, Ohio, October 14, 1997 - FFY Financial Corp. (NASDAQ:
FFYF) announced net income of $1.9 million, or $.49 per share for its first fiscal quarter ended September 30, 1997. The net income for the current quarter compared to a net loss of $496,000, or $.10 per share for the quarter ended September 30, 1996, which included a one-time charge of approximately $2.0 million after tax, or $.41 per share, from a special assessment to recapitalize the SAIF.

      Assets totaled $611.0 million at September 30, 1997, an increase of $11.7 million, or 2.0% from $599.2 million at June 30, 1997. The increase in assets was primarily the result of the use of short-term repurchase agreements to fund security purchases. The securities portfolio increased $11.8 million during the quarter and totaled $123.8 million at September 30, 1997. Short-term securities sold under agreements to repurchase increased $12.7 million during the quarter and totaled $20.0 million at September 30, 1997.

      Net loans receivable increased $2.4 million during the current quarter and totaled $463.1 million at September 30, 1997. The growth in loans is principally in 1-4 family mortgages. Deposits totaled $449.0 million at September 30, 1997, a decline of $1.2 million, or .3% from $450.2 million at June 30, 1997. The decline in deposits is the result of continued competition for retail customer deposits.

      The Company plans to offer expanded financial services to consumers. FFY Financial Corp. will become a collection of businesses providing real estate and financial services primarily to the household market under a common brand name. The first of these expanded services was presented on September 8, 1997, when the Company announced its affiliation with David B. Roberts Real Estate, creating a new real estate brokerage company to bring innovation to the banking and real estate industries and convenience to consumers. First Federal has a 97 year history of providing banking and mortgage services and David B. Roberts Co. has a history of over 15 years of providing residential real estate services to consumers in Mahoning, Trumbull and Columbiana counties. In addition to providing real estate services, the Company will invest in a subsidiary that will offer property and casualty insurance and is currently in the process of filing appropriate applications with the State of Ohio.

      At its meeting of October 14, 1997 the Company's board of directors increased its regular quarterly dividend from 17.5 cents per share to 20 cents per share. The dividend will be paid on November 13, 1997 to shareholders of record on October 31, 1997.

      The Company also announced its intention to repurchase 5%, or 206,020 of its outstanding shares of common stock in open market transactions over a twelve month period beginning October 20, 1997. The board of directors approved the repurchase program in view of current economic and market factors, alternate investment strategies and the strong capital position of the Company and its subsidiary, First Federal Savings Bank of Youngstown. The repurchased shares will become treasury shares available for general corporate purposes. The Company believes that the repurchase of its shares represents an attractive investment opportunity which will benefit the Company and its stockholders. Since completing its conversion to a publicly owned stock company on June 28, 1993, the Company has repurchased 2.8 million shares at an average price of $21.19 per share, including 808,000 shares at $26.00 per share repurchased in a tender offer which was completed in December 1996.

      Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, and other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended June 30, 1997. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.